Exhibit 12.1

Potomac Electric Power Company
Ratio of Earnings to Fixed Charges

	Three Months Ended March 31, 2017	Year Ended December 31,
		2016	2015	2014	2013	2012

Pre-tax income from continuing operations	58	83	289	264	235	193
Plus: Loss from equity investees	—	—	—	—	—	—
Less: Capitalized interest	(3)	(10)	(1)	(2)	(1)	(2)
Pre-tax income from continuing operations after adjustment for income or loss from equity investees and capitalized interest	55	73	288	262	234	191

Fixed Charges:
Interest expensed and capitalized, amortization of debt discount and premium on all indebtedness	32	137	130	121	114	106
Interest component of rental expense (a)	2	3	7	7	7	7
Total fixed charges	34	140	137	128	121	113

Pre-tax income from continuing operations after adjustment for income or loss from equity investees and capitalized interest plus fixed charges	89	213	425	390	355	304
Ratio of earnings to combined fixed charges	2.6	1.5	3.1	3.0	2.9	2.7

(a) Represents one-third of rental expense relating to operating leases, which is a reasonable approximation of the interest factor.